[Rentech Letterhead]

May 25, 2007

VIA FASCIMILE AND EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:                               Rentech, Inc.
Form 10-K for Fiscal Year Ended September 30, 2006
Form 10-Q for Quarter Ended December 31, 2006
File No. 001-15795

Dear Mr. Decker:

We are in receipt of the Staff’s letter dated May 4, 2007 with respect to the above referenced Form 10-K and Form 10-Q of Rentech, Inc. (the “Company”).  This letter is being provided in response to the comments raised by the Staff as set forth below.  Courtesy copies of this letter are being submitted to the Staff by facsimile delivery.  For ease of reference, we have set forth the Staff’s comments in italics and the Company’s response for each item below.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2006

Financial Statements

Note 2 — Summary of Certain Significant Accounting Policies, page F-16

Marketable Securities, page F-16

2.                                      Please provide the disclosure required by paragraphs 19 and 20 of SFAS 115 by major security type as of each date for which a statement of financial position is presented. For your investments in debt securities, please disclose the information about contractual maturities of those securities as of the date of the most recent statement of financial position presented.

Response:

In our most recent filing of Form 10-Q for the quarterly period ended March 31, 2007, filed on May 10, 2007, we updated our disclosures regarding our marketable securities.  In Note 2 of the Notes to the Consolidated Financial Statements, we stated that the Company classified its marketable securities in

Mr. Rufius Decker

Securities and Exchange Commission

May 25, 2007

accordance with the Statement of Financial Accounting Standards 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).  In addition, in Note 4, we disclosed, by major security type, the amortized cost, unrealized gains and losses, fair value and contractual maturities of our securities for each date that was presented in our Consolidated Balance Sheets, as required by paragraphs 19 and 20 of SFAS 115.  Copied below are applicable excerpts from our most recent Form 10-Q regarding our marketable securities disclosures which provide the disclosures required by paragraphs 19 and 20 of SFAS 115.  We will include these disclosures in our future filings as well.

Note 2 — Summary of Certain Significant Accounting Policies

Marketable Securities

“The Company classifies its marketable securities as available for sale in accordance with the Statement of Financial Accounting Standards 115, “Accounting for Certain Investments in Debt and Equity Securities”. These investments are comprised of U.S. government, agency and municipal notes and bonds, corporate bonds, asset-backed securities, commercial paper, special auction variable rate securities and other investment-grade marketable debt securities. Even though a portion of these securities may have stated maturities beyond one year, they are classified as short-term because it is the Company’s intent to have these investments readily available to redeem into cash for current operations. The Company reports its marketable securities at fair value with the unrealized gains and losses reported in other comprehensive income and excluded from earnings. The specific identification method is used to determine the cost of notes and bonds disposed of. The Company recognizes an impairment charge when there is a decline in the fair value of its investments, below the cost basis, which is judged to be other-than-temporary (refer to Note 4 of the Notes to the Consolidated Financial Statements).”

Note 4 — Marketable Securities

“The Company classifies its marketable securities as available for sale as prescribed by SFAS No 115, “Accounting for Certain Investments in Debt and Equity Securities”. These investments are comprised of U.S. government, agency and municipal notes and bonds, corporate bonds, asset-backed securities, commercial paper, special auction variable rate securities and other investment-grade marketable debt securities. Even though a portion of these securities may have stated maturities beyond one year, they are classified as short-term because it is the Company’s intent to have these investments readily available to redeem into cash for current operations. The Company reports its marketable securities at fair value with the unrealized gains and losses reported in other comprehensive income and excluded from earnings.

Mr. Rufius Decker

Securities and Exchange Commission

May 25, 2007

The amortized cost and fair values of investments in debt securities at March 31, 2007 and September 30, 2006, were as follows:

	As of March 31, 2007
Available for sale:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Unaudited)
	(Thousands)
Cash investments	$(17)	$—	$—	$(17)
Money market investments	1,539	—	—	1,539
Auction rate securities	5,313	—	—	5,313
Debt securities of governments and agencies	1,500	—	—	1,500
Corporate commercial paper	—	—	—	—
Total Marketable Securities	$8,335	$—	$—	$8,335

	As of September 30, 2006
Available for sale:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Unaudited)
	(Thousands)
Cash investments	$2	$—	$—	$2
Money market investments	2,405	—	—	2,405
Auction rate securities	24,882	—	—	24,882
Debt securities of governments and agencies	1,496	—	2	1,494
Corporate commercial paper	1,500	—	—	1,500
Total Marketable Securities	$30,285	$—	$2	$30,283

The Company considers the unrealized losses arising from increased interest rates indicated above to be temporary in nature. The amortized cost and estimated fair values of investments by contractual maturity at March 31, 2007 and September 30, 2006, are shown below. Expected maturities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of March 31, 2007		As of September 30, 2006
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Unaudited)		(Unaudited)
	(Thousands)		(Thousands)
Due within one year	$8,335	$8,335	$30,285	$30,283
One year through five years	—	—	—	—
After five years through ten years	—	—	—	—
Due after ten years	—	—	—	—
	$8,335	$8,335	$30,285	$30,283

The Company’s marketable securities, available for sale are principally auction rate securities. The company invests in municipal bonds and student obligations and purchases these securities at par. Though the underlying security is issued as a long-term investment, the auction rate securities are classified as short-term investments because they typically can be purchased and sold in 7, 28 and 35 day cycles. The trading of auction rate securities takes place through a descending price auction with the interest rate reset at the beginning of each holding period. At the end of each holding period the interest is paid to the investor.  We record the interest when earned as interest income in the accompanying consolidated statements of operations.

Mr. Rufius Decker

Securities and Exchange Commission

May 25, 2007

Realized gains from sales of available for sale securities for the three and six months ended March 31, 2007 were insignificant.  There were no sales of securities for the three and six months ended March 31, 2006.

Proceeds from the sale of available for sale securities were $22,645,000 and $22,653,000 for the three and six months ended March 31, 2007, respectively.  There were no sales of available for sale securities for the three and six months ended September 30, 2006, respectively.”

Note 10 - Convertible Debt, page F-34

3.                                      On page F-35; you indicate that as a result of the default on your loan, you issued additional warrants to the investor for the purchase of 219,298 additional common shares and have allowed for the conversion of the unpaid balance of the notes into common stock.  It appears that your debt has been modified to a convertible debt with a fixed percentage conversion.  Please tell us how you accounted for this modification to a convertible debt.  It appears that you may have a beneficial conversion feature as a result of the modification of your debt.  Please also tell us what consideration you gave to EITF 98-5 and EITF 00-27.  Refer also to Case 5 of EITF 98-5. Please also revise your disclosure to better explain your accounting for these debentures.

Response:

As reported in our previous filings, on February 17, 2005, the Company was in default of its two unsecured promissory notes totaling $1,000,000 of principal amount in the aggregate.  The notes were originally issued on November 19, 2004. The Company was in default because it failed to complete the acquisition of Royster-Clark Nitrogen, Inc. by the date specified in the notes.  As a result of the default, the Company issued additional warrants and gave to the holder the right to convert the balance of the principal and interest into shares at a conversion rate of 90% of the average closing price of the Company’s common stock over the ten trading days immediately prior to the date a written notice is received by the Company; provided that under no circumstances could the conversion price be deemed to be less than $1.14 per share regardless of the actual average closing price.  On October 27, 2005 these promissory notes were fully converted into shares of Rentech common stock.

Modified Debt

We considered EITF issue No. 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”, in determining if the terms of the debt after the default were substantially different from the terms of the debt prior to the default.  When the notes were issued on November 19, 2004, the chance of the default occurring was considered by management to be remote. Therefore, we believe that when the Company defaulted on the notes, it triggered new terms that were substantially different as defined in EITF issue No. 96-19.

Hence, the Company concluded that the original debt was substantially modified and that this debt should be accounted for like and in the same manner as an extinguishment of our original debt and the creation of a new debt (i.e., “modified debt”, “convertible debt” or “modified notes”); with both of these events occurring on the default date of the original promissory notes (i.e., February 17, 2005, the “commitment date”).

Mr. Rufius Decker

Securities and Exchange Commission

May 25, 2007

Gain from Extinguishment of Debt

When we analyzed the amount of the Company’s gain as a result of the debt modification, we concluded that the fair value of the original debt approximated the fair value of the modified debt, and hence there was no material gain to be recognized.  Our analysis is summarized below:

•                  Similar Loan Terms

Both the original debt and modified debt had the same interest rate (8.5 percent), principal ($1,000,000) and maturity date for both principal and accrued interest (November 18, 2005).

•                  Similar Business Risk

The Company knows of no significant events that occurred from the inception date of the original debt (November 24, 2004) through the date of our default (February 17, 2005) that would have affected a prospective lender’s assessment of the Company’s business risk within this time frame.

•                  Similar Market Interest Rate

The Company did not enter into a comparable loan agreement from which it could benchmark its interest rates around February 17, 2005.  However, the Wall Street Journal prime rate (“WSJ prime rate”), a composite index of the interest rates based on corporate loans charged by the nation’s largest banks, was 5.0% and 5.5% on November 24, 2004 and February 17, 2005, respectively.  Although the interest rate that the Company may have assumed from a financial institution or an investor during this time frame may have been substantially different from the WSJ prime rate, it nevertheless serves as an indicator as to the movement of the market interest rate from November 24, 2004 and February 17, 2005, which is only 0.5%.

•                  Present Value Analysis

Assuming the fair value equaled the face value at the time of issuance, an increase in the discount factor of 0.5% at the time of default and a reduced time to maturity, the present value of the modified debt was calculated to be $1,010,919 at the time of the default representing a gain of $10,919.

Unamortized Debt Issuance Cost of Original Debts

In addition to considering the gain or loss on the substantial modification of the original debt, we also determined that the unamortized debt issuance costs should have been written off on the date of the default, but instead, we continued to amortize the debt issuance costs over the life of the notes.  The balance of the unamortized debt issuance costs related to the original debt as of February 17, 2005 and September 30, 2005 was $263,141 and $47,844, respectively.

Mr. Rufius Decker

Securities and Exchange Commission

May 25, 2007

Beneficial Conversion Features of Modified Debt

In determining whether the modified debt included a beneficial conversion option, we considered EITF issue No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF issue No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”. In order to compute the amount to be allocated to the intrinsic value, if any, of the beneficial conversion feature, we first allocated the proceeds received to the convertible debt and detachable warrants using the relative value method.  Then, the amount of the beneficial conversion was calculated as the difference between the conversion price and the fair value of the Company’s common stock at February 17, 2005, multiplied by the number of shares into which the security was convertible.

•                            Calculation of the Relative Value of the Warrants and Modified Debt

In our previous filings, we reported that the warrants related to modified debt were valued at $270,034 using the Black-Scholes option pricing model and, the book value equaled the fair value of the convertible notes which was $1,014,904 ($1,000,000 principal plus $14,904 of accrued interest) at February 17, 2005 and thus these two components resulted in an assigned total fair value of $1,284,938 ($270,034 plus $1,014,904) related to our modified notes in aggregate.  We then calculated the relative fair value of the warrants and the modified notes to be $213,285 ($1,014,904 multiplied by the ratio of $270,034 divided by $1,284,938) and $801,619 ($1,014,904 less $213,285), respectively, at the commitment date.

•                            Calculation of the Beneficial Conversion Feature of the Modified Debt

In our previous filings, we reported that the conversion price of the modified debt was determined by dividing the balance of principal and interest due on the modified notes by 90% of the average closing price of the Company’s common stock over the ten trading day period immediately prior to the date of the conversion notice.  Similar to “Case 5—Fixed Percentage Conversion Price Based On a Range of Stock Prices in the Future” shown in EITF issue No. 98-5, we calculated the intrinsic value of the beneficial conversion feature at the commitment date using facts available at that date.  In this instance, the average stock price for the ten trading day period preceding the commitment date is used in calculating the beneficial conversion feature.  We calculated that the conversion price of the warrants was $2.13 and the convertible notes, in aggregate, were convertible into 476,481 shares of the Company’s common stock.  On the commitment date, the fair value of the Company’s common stock was $1.92 per share.  Then we calculated the effective conversion price of the debt as $1.68 per share by dividing the relative fair value of the debt ($801,619) by the aggregate number of shares of the Company’s common stock that the debt was convertible into (476,481 shares).

We calculated the intrinsic value of the beneficial conversion feature by taking the difference between the fair value of the Company’s common stock at the commitment date ($1.92) and the effective conversion price of the debt ($1.68) and multiplied that result ($0.24) by the number of shares that were convertible into the Company’s common stock (476,481) at the commitment date. The Company determined the beneficial conversion feature was $114,355.

Mr. Rufius Decker

Securities and Exchange Commission

May 25, 2007

In accordance with EITF issue No. 00-27, paragraph 19, a discount resulting from the relative fair value of the warrants ($213,285) and the beneficial conversion feature ($114,355) should be accreted from the date of issuance (February 17, 2005)  through the stated redemption date (November 18, 2005) of the convertible instruments, regardless of when the earliest conversion date occurred.  As of March 31, 2005 and September 30, 2005, the Company should have expensed $32,693 and $175,143 related to the warrants and should have expensed $17,529 and $93,905 of the beneficial conversion features.  Instead of amortizing this total of $306,395 over the life of the convertible instruments, the Company expensed the fair value of the warrants of $270,034 at the commitment date.

Summary of Financial Statement Earnings Impact

After considering both the qualitative and quantitative impacts on the financial statements for the quarter ended March 31, 2005 and fiscal year ended September 30, 2005, we deemed the aggregate adjustments to the financial statements to be immaterial and we believe a revision to our disclosure to be unnecessary.  Our net loss from continuing operations for the quarter ended March 31, 2005 and for the fiscal year ended September 30, 2005 was $5.0 million and $14.4 million, respectively.  The table below summarizes the aggregate income statement impact on our financial statements for the quarter ended March 31, 2005 and fiscal year ended September 30, 2005:

	March 31, 2005	September 30, 2005
Gain on original debt due the debt modification	$10,919	$10,919
Write-off of unamortized debt issuance costs related to the original debt	(263,141)	(47,844)
Reverse out: warrants expensed by the Company related to the modified debt	270,034	270,034
Replace with: relative fair value of the warrants related to the modified note that should have been expensed by the Company	(32,693)	(175,143)
Beneficial conversion feature related to the modified note that was not expensed by the Company	(17,529)	(93,905)
Total	$(32,410)	$(35,939)

4.                                      On page F-37, you indicate that your initial conversion rate of 249.2522 shares of common stock per $1,000 principal amount of Notes is subject to adjustments as provided in the Indenture. Given these adjustments, please tell us whether your Notes are conventional convertible debt instruments and explain how you reached this conclusion. Please tell us what consideration you gave to EITF 05-02.  It also appears that your adjustments may include “reset features” or other embedded derivatives.  Please tell us how you accounted for these adjustments including but not limited to the accounting for any reset features included in your Notes, as applicable. Refer also to EITF 00-19 and SFAS 133.

Response:

The Company considered the guidance in EITF 05-02 in evaluating whether the 4% Convertible Senior Notes Due 2013 met the definition of conventional convertible debt instruments, and we concluded that they did not meet the definition.  We also considered EITF 00-19 and SFAS 133 in accounting for potential embedded derivatives and we concluded that the embedded derivatives are either exempt per paragraph 11(a) or are not required to be bifurcated per paragraph 12 of SFAS 133.  We have included our detailed analysis in Exhibit A to this letter.

Mr. Rufius Decker

Securities and Exchange Commission

May 25, 2007

Note 13 — Commitments and Contingencies, page F-39

Contractual Liability, page F-42

5.                                      On page F-43, you indicate that you entered into fixed quantity natural gas contracts, which were short-term in duration. Please disclose the following:

•                  the dollar amount of the positive or negative impact on earnings as a result of these contracts for each period presented;

•                  the amount of BTUs that were committed for as of each balance sheet date and the fixed price that you were required to purchase at;

•                  the market price of natural gas as of each balance sheet date and the dollar amount of the positive or negative impact this would have on the next reporting period if the market rate does not change from the balance sheet date’s market rate; and

•                  more detailed information regarding the remaining duration of your gas contracts as of each balance sheet date.

Response:

We believe our natural gas supply contracts are not classified as derivatives pursuant to the Statement of Financial Accounting Standards (SFAS) No. 133 “Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), so there is no positive or negative impact on earnings from entering into these contracts.  As a result of this determination, we have not made any disclosure relating to the future earnings impact of these supply contracts.  However, we have disclosed the impacts related to natural gas sales in our most recent 10-Q filing.  Additionally, our most recent quarterly filing has detailed information (as stated in the excerpts below) regarding our indexed and fixed price natural gas contracts.

Natural gas purchases are recorded at the point of delivery into the pipeline system.  The related natural gas supply contracts do not meet two out of the three characteristics of a derivative as required by SFAS 133.  Specifically, the contracts require advance payment of the full contract price prior to physical delivery of the gas.  Therefore the characteristic that “it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors” does not apply.  In addition, since the price is determined and paid prior to physical delivery of the gas, with no subsequent adjustments to the purchase price, the gas contracts do not permit net settlement.  Net settlement is another characteristic of a derivative that does not apply.

Natural gas inventory is stated at the lower of cost (using the first-in, first-out method) or market.  The Company performs a quarterly analysis of its natural gas inventory balance to determine if the carrying amount of inventories exceeds its net realizable value.  The analysis of estimated net realizable value is based on index pricing as of the balance sheet date.  If the carrying amount exceeds the estimated net realizable value, the carrying amount is reduced to the estimated net realizable value, but the inventory balance is never adjusted above purchase cost, plus transportation costs.

Mr. Rufius Decker

Securities and Exchange Commission

May 25, 2007

Natural gas is not purchased for the purpose of resale, but is occasionally sold when contracted quantities received are in excess of production and storage capacities.  When sold, the natural gas sales price is recorded in product sales and the related cost is recorded in cost of sales.  We use this gross method of reporting gas sales due to meeting most of the indicators of gross revenue reporting according to Emerging Issues Task Force No. (EITF) 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.”  If the gas is sold at a gain or loss, there are no make-whole provisions.  That is, there is no provision in the gas contracts that states that we are required to transfer to the counterparty any gain recognized on the subsequent sale or that we are entitled to anything from the counterparty if we subsequently sell at a loss.

Finally, SFAS 133, paragraph 10b, lists “normal purchases and normal sales” as not subject to the requirements of the statement.  When entering into these contracts, we fully anticipate that 1.) We will use the physical volumes purchased under the terms of the contracts in the production of fertilizer and industrial products, and 2.) The counterparties will fulfill their contractual obligations under the terms of the contracts, including the physical delivery of the contracted quantities of natural gas to our facilities.

Due to our natural gas supply contracts not being derivatives as defined by SFAS 133, for the reasons discussed above, there is no positive or negative impact on earnings as a result of these contracts.  Therefore, no such disclosure related to the future earnings impact of these natural gas supply contracts was included in our most recently filed Form 10-Q.  In regards to our natural gas sales, we reported the sales and cost of sales impact, in Item 2 of our Form 10-Q filing.  However this earnings impact related to fulfilled natural gas commitments that existed prior to the current balance sheet date.

In our most recent Form 10-Q filing we updated our disclosures regarding our natural gas supply contracts.  In Note 2, we provided more detailed information concerning these natural gas supply contacts such as: type of natural gas contracts we entered into (i.e., fixed or variable index price), an explanation of our usage of the natural gas received in our operations, the point at which we recorded the purchase of our natural gas, and our accounting treatment of natural gas received that is in excess of production requirements.  In Note 9, we disclosed, for each date that was presented in our Consolidated Balance Sheets, the volume of BTUs for which we had commitments, the aggregate value of the natural gas commitments, and either the average fixed rate of those commitments or we stated that the contract rate was based on a variable index.  In addition, we reported the duration of our natural gas commitments at March 31, 2007.  In Item 3, we disclosed the commodity price risks of our natural gas purchases and the effects of hypothetical increase in natural gas prices to our costs of producing ammonia (a sensitivity analysis).  Below, are applicable excerpts from our most recent Form 10-Q filing regarding our natural gas supply contracts disclosures.  We will include these disclosures in our future filings as well.

Mr. Rufius Decker

Securities and Exchange Commission

May 25, 2007

Note 2 — Summary of Certain Significant Accounting Policies

Natural Gas

“The Company enters into short-term contracts to purchase physical supplies of natural gas in fixed quantities at both fixed and indexed prices.  When these contracts are entered into, we anticipate that we will receive the contract quantities and use them in the production of fertilizer and industrial products and believe it probable that the counterparties will fulfill their contractual obligations.  Natural gas purchases are recorded at the point of delivery into the pipeline system and we then pay the interstate pipeline company and, where applicable, the local distribution company to transport the natural gas to our facility.  Natural gas is not purchased for the purpose of resale, but is occasionally sold when contracted quantities received are in excess of production and storage capacities.  When sold, the natural gas sales price is recorded in product sales and the related cost is recorded in cost of sales.”

Note 9 — Commitments and Contingencies

“We have entered into multiple fixed quantity natural gas supply contracts for various delivery dates through April 30, 2007.  As of March 31, 2007, the Company had 954,000 MMBTU’s of index priced natural gas under contract and no fixed price natural gas under contract.  The Company had commitments to purchase natural gas under these contracts in an aggregate amount of approximately $6,762,000 as of March 31, 2007, based on the index applicable to each contract as of the balance sheet date.  As of September 30, 2006, the Company had 986,000 MMBTU’s of natural gas under contract.  These contracts included fixed price contracts at a weighted average rate of $5.22 per MMBTU as well as index priced natural gas contracts based on the index applicable to each contract.  Total aggregate commitments to purchase natural gas under these contracts were approximately $4,981,000 as of September 30, 2006.”

Item 3—Quantitative and Qualitative Disclosures about Market Risk

Commodity Price Risk

“We are exposed to market risk due to changes in natural gas prices. Natural gas is a raw material used in the production of various nitrogen-based products that are manufactured at the East Dubuque Plant. Market prices of nitrogen-based products are affected by changes in natural gas prices as well as supply and demand and other factors. As a normal course of business, REMC currently produces nitrogen-based fertilizer products throughout the year to supply its needs during the high sales volume spring season. Nitrogen-based inventory remaining at the end of the spring season will be subject to market risk due to changes in natural gas prices and supply and demand. Currently, REMC purchases natural gas for use in its East Dubuque Plant on the spot market, and through short-term, fixed-supply, fixed-price and index-price purchase contracts which will lock in pricing for a portion of its natural gas requirements through the winter months which have demonstrated the highest degree of volatility. In the past, REMC has also purchased natural gas through short-term, fixed-supply, fixed-priced contracts.

Mr. Rufius Decker

Securities and Exchange Commission

May 25, 2007

Notwithstanding these purchase contracts, REMC remains exposed to significant market risk. There has been a generally increasing trend in natural gas prices during the last three years with prices reaching record highs in 2005 and then reducing in 2006 due to various supply and demand factors, including the increasing overall demand for natural gas from industrial users, which is affected, in part, by the general conditions of the United States economy, and other factors. Seasonal fluctuations exist within each year resulting from various supply and demand factors, such as the severity of winters affecting consumer consumption for heating, summers affecting industrial demand by utilities for electrical generation, among other factors. Changes in levels of natural gas prices and market prices of nitrogen-based products can materially affect REMC’s financial position and results of operations. A hypothetical increase of $0.10 per MMBTU of natural gas could increase the cost to produce one ton of ammonia by approximately $3.50. REMC has experienced no difficulties in securing supplies of natural gas, however, natural gas is purchased at market prices and such purchases are subject to price volatility.”

FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2006

Consolidated Statement of Cash Flows, page 5

6.                                      On page 6, you disclose contract receivables for advance sales within non-cash investing and financing activities.  Please provide the following:

•                  disclose what contract receivables for advance sales represent;

•                  disclose your accounting policy for contract receivables for advance sales; and

•                  disclose how any remaining adjustments related to these receivables will be accounted for.

Response:

In our most recent Form 10-Q filing we updated our disclosures regarding our contract receivables for advance sales program.  First, we replaced the term “contract receivable for advance sales” with the more descriptive term “product prepayment contract receivable” in our Consolidated Statement of Cash Flows.  We made this change in terminology to better describe our advance sale prepayment program.  This program which is commonly known as the “spring prepay program” begins with the utilization of our distributor to market our nitrogen based products to their customers, take sales orders, collect cash, and remit to us our portion of those receipts.  We approve these sales orders and subsequently fulfill them.  In advance of the spring planting season, customers have the option of prepaying sales orders placed with our distributor based on our then current price list of nitrogen based products.

Secondly, in Note 2, we provided a description of the nature of product prepayment contract receivables, the point at which these contracts are recorded, and identified the offsetting liability account, which is a deferred revenue obligation.  Additionally, we disclosed that the product prepayment contract receivables account is adjusted in accordance with our allowance for doubtful accounts policy as appropriate.  Below are applicable excerpts from our most recent Form 10-Q regarding our product prepayment contract receivable disclosures.  We will include these disclosures in our future filings as well.

Mr. Rufius Decker

Securities and Exchange Commission

May 25, 2007

Note 2 — Summary of Certain Significant Accounting Policies

Accounts Receivable

“…  Product prepayment contract receivables are recorded upon execution of product prepayment contracts which create an obligation for delivery of a product within a specified period of time in the future.  The terms of these product prepayment contracts require payment in advance of delivery.  A deferred revenue liability is recorded upon execution of product prepayment contracts.  When the products are shipped and the customer takes ownership, the deferred revenue is recognized as revenue.  Product prepayment contract receivables that are deemed uncollectible, based on our allowance for doubtful accounts policy, are written off against the deferred liability.  As of March 31, 2007 and September 30, 2006 our product prepayment contract receivable balances were $185,000 and $417,000, respectively.”

Deferred Revenue

“The Company records a liability for deferred revenue upon execution of product prepayment contracts which creates an obligation for delivery of a product within a specified period of time in the future.  The terms of these product prepayment contracts require payment in advance of delivery.  The Company also records a product prepayment contract receivable upon execution of the contract until the related cash payment is received.  The Company recognizes revenue related to the product prepayment contracts and relieves the liability for deferred revenue when products are shipped and the customer takes ownership…”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Three Months Ended December 31, 2006 Compared to December 31, 2005, page 29

7.                                      On page 29, you indicate that accounts receivable balances increased due to this sales increase as well as a strong spring prepay program.  Please provide the following:

•                  disclose and explain the meaning of spring prepay program as used in your filing;

•                  disclose your accounting policy and explain how your spring prepay program works; and

•                  disclose the related amounts as of each balance sheet date.

Response:

The term “spring prepay program” refers to a sales program in which we receive payment for sales in advance of delivery.  Upon the execution of the prepaid customer contract made by our distributor with its customers, we record a product prepayment contract receivable and a deferred revenue obligation.  Our accounting treatment for the “spring prepay program” is discussed in our response to the Staff’s comment 6 above, as it relates to product prepayment contract receivables and our deferred revenue accounting policies.

Mr. Rufius Decker

Securities and Exchange Commission

May 25, 2007

Additionally, in our most recent Form 10-Q filing, we disclosed, for each balance date presented, the balance of the product prepayment contract receivables in Note 2 — Summary of Certain Significant Accounting Policies (please see to our response to the Staff’s comment 6 above) and the balance of the related deferred revenue on the face of the our Consolidated Balance Sheets.

In our most recent Form 10-Q filing we also removed our reference to the spring prepay program from our discussion of revenues from continuing operations in Item 2, since the spring prepay program relates to the balance of our deferred revenue obligation at a particular point in time and not to our current revenues earned over a period of time.  We will include these revised disclosures in our future filings as well.

Acknowledgement

As requested in the Staff’s letter, the Company is providing you with the following written statement:

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing information to the undersigned at (310) 571-9805.  Thank you in advance for your cooperation with this matter.

Very truly yours,

/s/ I. Merrick Kerr

I. Merrick Kerr

Chief Financial Officer

cc:           Ernest Greene, Staff Accountant (via facsimile)

EXHIBIT A

Accounting for 4% Convertible Senior Notes Due 2013

The following sets out our analysis regarding the accounting for our 4% convertible senior notes due 2013 (the “Notes”).

In reaching our conclusions, we have considered the following accounting pronouncements:

•                  EITF Issue No.  05-2 — The meaning of “Conventional Convertible Debt Instrument” in issue No. 00-19 (“EITF 05-2”).

•                  EITF Issue No. 90-19 — Convertible Bonds with Issuer Option to Settle for Cash upon Conversion (“EITF 90-19”).

•                  Statement of Financial Accounting Standard No. 133- Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”).

•                  EITF Issue No.  01-6 — The meaning of “Indexed to a Company’s Own Stock” (“EITF 01-6).

•                  EITF Issue No. 00-19 — Accounting for derivative financial instruments indexed to, and potentially settled in, a company own stock (“EITF 00-19”).

•                  Statement of Financial Accounting Standard No. 123(R) — Share-Based Payment, revised 2004 (“SFAS 123(R)”)

•                  EITF No. 98-5 — Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio (“EITF 98-5”).

•                  EITF No. 00-27 — Application of Issue No. 98-5 to Certain Convertible Instruments (“EITF 00-27”).

•                  EITF No. 90-19 — Convertible Bonds with Issuer Option to Settle for Cash upon Conversion (“EITF 90-19”).

•                  Statement of Financial Accounting Standard No. 150 — Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”).

•                  Accounting principles board opinion No. 14 — Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants (“APB 14”).

Conventional Convertible Debt

We considered the definition of conventional convertible debt instrument under EITF 05-2 in evaluating whether the Notes qualify as conventional convertible debt instruments. Paragraph 8 of EITF 05-2 defined “conventional” instruments as instruments that provide the holder with an option to convert into a fixed number of shares for which the ability to exercise the option is based on the passage of time or a contingent event. Since the Notes have a non-fixed conversion ratio due to a make-whole provision, the Notes do not qualify as conventional convertible debt instruments.

SFAS 133 applied to the Conversion Feature

We analyzed the conversion feature of the Notes to determine if it is an embedded derivative and required to be separated from the host contract and accounted for under SFAS 133. Paragraph 12 of SFAS 133 states that contracts that do not in their entirety meet the definition of a derivative instrument, such as bonds, insurance policies or leases, may contain “embedded” derivative instruments.  An embedded derivative instrument is required to be separated from the host contract and accounted for as a derivative instrument pursuant to paragraph 12(a)-(c) of SFAS 133 if all of the following criteria are met:

a)              The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

Analysis: Because the conversion feature is indexed to the stock of the Company and the host is a debt host, the conversion feature is not clearly and closely related to the host contract.

b)             The contract that embodies both the embedded derivative instrument and the host contract are not remeasured at fair value with changes in fair value reported in earnings as they occur.

Analysis: Since the host contract is a debt instrument, it is not measured at fair value with changes in fair value being reported in earnings.

c)              A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6 to 11, be a derivative instrument subject to the requirements of SFAS 133.

Analysis:  Paragraph 11(a) of SFAS 133 indicates that certain contracts will not be considered derivative instruments for the purpose of bifurcating embedded derivatives from host contracts. These contracts include “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”  Based on the following analysis, SFAS 133 does not require the Company to bifurcate the stock conversion feature from the Notes since we believe that feature on a standalone basis would be classified as an equity instrument of the Company (paragraph 11 (a)).

To determine if the stock conversion feature is indexed to its own stock it must be analyzed under EITF 01-06, and to determine if it could be classified as stockholder’s equity it must be analyzed under EITF 00-19.

Conversion feature indexed In Company’s own stock

EITF Issue No. 01-6 provides guidance for determining whether certain contingently exercisable instruments would be considered indexed to a company’s own stock within the meaning of paragraph 11(a) of SFAS 133. The instruments addressed in EITF 01-6 are freestanding financial instruments and financial instruments with embedded features for which settlement is based on changes in the issuing company’s stock price and one or more defined contingencies, provided that, once the contingencies have occurred, the settlement amount is based solely on the issuing company’s stock. Under the consensus in EITF 01-6, instruments within its scope are considered indexed solely to a company’s own stock for the issuer, provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s  stock.

The contingent events that permit the conversion option to become exercisable for specified periods following each event are:

1.               during any fiscal quarter, if the closing sale price of Rentech’s common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 120% of the conversion price per share on such last trading day;

2.               if Rentech has called the Notes for redemption;

3.               if the average of the trading prices of the Notes for any five consecutive trading day period is less than 98% of the average of the conversion values of the Notes during that period;

4.               if Rentech makes certain significant distributions to the holders of its common stock; or

5.               in connection with a transaction or event constituting a fundamental change.

Nevertheless, we understand that the conversion option would be considered solely indexed to the Company’s stock in accordance with the provisions of EITF 01-6 and based on the general understanding in SFAS 133 that indexation of the conversion feature to the debt itself is not considered a form of dual indexation. In this case, all of the contingencies are directly related to the market for the Company’s common stock and, once a contingency has occurred, the value of the conversion option varies only with changes in the value of the Company’s stock.  Therefore, we conclude the conversion feature is indexed in its own stock.

Embedded derivative classified as Stockholder’s Equity

Paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give the issuer a choice of net-cash settlement be classified as equity provided that the criteria of paragraphs 12 through 32 of EITF 00-19 are also met.

The requirements of paragraphs 12 through 32 of EITF 00-19 are considered below in order to determine if the embedded derivative should be classified as a component of stockholders’ equity.

1.	The contract permits the company to settle in unregistered shares.	The contract permits the company to settle in unregistered shares. There are no penalties associated with one settlement option versus another settlement option.

2.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding

At the time of issuance, the Company was authorized to issue 250,000,000 shares of common stock, of which approximately 138,183,000 shares were outstanding.

As of the time of issuance, the number of shares that could be issued to satisfy the conversion of the Notes was 14,332,002 (249.2522 per $1,000 notes conversion rate multiplied by $57,500,000 Notes). Although the Company may pay cash, 14,332,002 shares could be potentially issued to satisfy the conversion obligation. The maximum number of shares that could possibly ever be issued upon conversion is 16,911,043 (based on the 249.2522 conversion factor and 44.8529 maximum make whole premium), subject to the anti-dilution provisions (discussed below). As of the time of issuance of the Notes, the Company had 4,823,000 shares issuable under its stock option plans and 12,331,082 issuable under warrants. The Company also had 2,287,666 of shares underlying other convertible notes and potentially an additional 2,360,000 shares which could be granted at the time of issuance that would have required issuance of additional shares, for a total of 19,441,748 of shares outstanding and reserved for issuance. Assuming the maximum number of 16,911,043 shares, excluding the anti-dilution provisions (discussed below), was issued upon conversion, 73,101,209 shares would remain available for issuance.

As of March 31, 2007, we had 142,511,720 shares outstanding with a total of 32,023,987 of shares outstanding and reserved for issuance leaving 75,464,294 shares available for issuance. Assuming the maximum number of shares were issued under the make-whole provision, the number of shares reserved for issuance would decrease to 72,885,252.

Accordingly, the number of authorized and available common shares unissued exceeds the number of shares needed to satisfy all existing commitments.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	The agreement contains a cap which limits the number of shares which would be issuable.

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	There are no such provisions.

5.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full

There are no such provisions.

return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	Under certain circumstances, the holder of the Notes may receive cash. We believe such provision is compliant with EITF 00-19, paragraphs 27-28.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	There are no such provisions.

8.	There is no requirement in the contract to post collateral at any point or for any reason.	There is no collateral requirement.

Under EITF 00-19, the stock conversion feature meets the definition of an equity instrument since the Company has met the eight conditions within paragraphs 12 through 32 thereof. We reviewed these requirements each quarter subsequent to the issuance of the Notes and all eight conditions continue to be met. We will continue this review each quarter.

In summary, the conversion feature is both (1) indexed to its own stock because it meets the provisions of EITF 01-06 and (2) classified in stockholders’ equity in its statement of financial position because it meets the provisions of EITF 00-19. Therefore, the stock conversion feature is not within the scope of SFAS 133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument. Rather it is considered part of the Notes and the instrument is one instrument — convertible debt.

Anti-Dilution provisions

We also reviewed the anti-dilution provisions that may result in adjustments to the conversion ratio in the event of an equity restructuring transaction.  Paragraph 8 of EITF 05-2 states that “Instruments that contain ‘standard’ antidilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares.”  Standard anti-dilution provisions are those that relate to a conversion ratio in the event of an equity restructuring transaction as defined in glossary of 123(R) which is referred to in EITF 05-2.  The glossary of SFAS 123R defines an equity restructuring as “a nonreciprocal transaction between an entity and its shareholders that causes the per-share fair value of the shares underlying the option or similar award to change, such as a stock dividend, stock split, spin-off, rights offering, or recapitalization through a large, nonrecurring cash dividend.”

The following table analyzes the conversion rate adjustments with respect to the Notes agreement and compares those to the model established in SFAS 123(R) and whether they are within the control of the Company:

Conversion Rate Adjustments:		Analysis:
1.	Upon issuance of shares of common stock as a dividend or distribution on shares of common stock; or upon subdivisions, combinations or certain reclassifications of outstanding common stock;	This adjustment is within the SFAS 123(R) definition as being a stock split or stock dividend, and is within control of the Company.

2.

Upon issuance to all holders of common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase common stock, or securities convertible into common stock at a price less than the current market price per share;

This adjustment is within the SFAS 123(R) definition as being a rights offering, and is within control of the Company.

3.	Upon the distribution to all holders of common stock of shares of capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants (excluding 1 through 2 above).	This adjustment is within the SFAS 123(R) definition as being a spin-off or similar transaction of providing a dividend to the holders, and is within control of the Company.

4.	Upon a cash dividend or distribution;	This adjustment is within the SFAS 123(R) definition as being a dividend, and is within the control of the Company.

5.

Upon the distribution of cash or other consideration in respect of a tender offer or exchange offer for common stock in which the tender price is exceeds the current market price per share on the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer

The anti-dilution provision is formula driven and within the control of the Company. The number of shares that can be issued upon the change in the conversion are limited as the conversion factor is within the control of the Company.

The Company believes that the anti-dilution provisions of the Notes do not give rise to embedded derivatives. Conversion rate adjustments #1-5 are further analyzed in the section titled “Beneficial Conversion Features”

Make-Whole Provisions

The Notes contain a make-whole provision that adjusts the number of shares delivered upon conversion after the occurrence of certain defined fundamental changes. The amount of the make whole premium, if any, will be based on the price of the Company’s common stock on the effective date of the fundamental change. The amount of the make whole premium will be determined pursuant to a table set forth in the indenture for the notes.

No make whole premium will be paid if the stock price is less than $3.40 per share or if the stock price exceeds $40.00 per share.  The make whole premium ranges from zero to 15.25 percent of principal amount of the Notes. The applicable percentage of premium declines over time. The amount of the premium can be determined with the following table:

	Make-Whole Premium
	(% of Principal Amount)
	Effective Date
	April 15
Stock price	2006	2007	2008	2009	2010	2011	2012	2013
$3.40	15.25	15.25	15.25	15.25	15.25	15.25	—	—
$3.50	15.01	13.77	12.33	10.57	8.42	6.17	—	—
$4.00	14.00	12.54	10.76	8.51	5.54	0.25	—	—
$4.50	13.25	11.64	9.67	7.15	3.79	—	—	—
$5.00	12.68	10.98	8.91	6.25	2.79	—	—	—
$5.50	12.22	10.48	8.35	5.66	2.22	—	—	—
$6.00	11.84	10.09	7.95	5.25	1.92	—	—	—
$6.50	11.53	9.78	7.64	4.98	1.75	—	—	—
$7.00	11.26	9.52	7.40	4.78	1.66	—	—	—
$7.50	11.02	9.30	7.21	4.64	1.60	—	—	—
$8.00	10.80	9.11	7.05	4.53	1.57	—	—	—
$8.50	10.60	8.94	6.91	4.44	1.54	—	—	—
$9.00	10.42	8.78	6.79	4.36	1.52	—	—	—
$9.50	10.24	8.64	6.68	4.30	1.51	—	—	—
$10.00	10.08	8.50	6.58	4.24	1.49	—	—	—
$20.00	7.26	6.24	4.96	3.27	1.17	—	—	—
$30.00	4.87	4.26	3.45	2.33	0.85	—	—	—
$40.00	2.93	2.57	2.11	1.44	0.53	—	—	—

The exact stock price and effective date may not be set forth on the table, in which case:

•                  If the stock price is between two stock prices on the table or the conversion date is between two conversion dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the two conversion dates, as applicable, based on a 365 day year.

•                  If the stock price is in excess of $40.00 per share, the conversion rate will not be increased for any additional shares.

•                  In no event will the total number of shares issuable upon conversion of the Notes exceed 294.1051 shares (249.2522 + 44.8529) per $1,000 principal amount of the Notes.

As noted above, there is a limit to the additional shares that could be issued upon a fundamental change. Also, as discussed previously, management has concluded that the Company has sufficient authorized shares available to satisfy all existing commitments to issue common stock including the maximum number of shares that could be issued under the make-whole provisions. Since the make-whole is indexed to the share price and potentially settled in the shares of the Company, the make-whole feature is not required to be bifurcated from the debt host contract and separately accounted for under paragraph 11(a) of SFAS 133.

SFAS 150 paragraph 12(c) requires that unconditional obligations, or conditional obligations, to issue a variable number of shares be classified as liabilities if the monetary value of the obligation is inversely based on the changes in fair value of the underlying equity shares. Although the Company would have to issue more shares as a result of the make-whole provision, the make-whole provision is not required to be accounted for as a liability under SFAS 150 because the scope of SFAS 150 applies to freestanding instruments, and not embedded instruments (such as the make-whole provision).

Put and Call Features

The put and call features of the Notes allow the holder to “put” the Notes back to the Company or the Company to “call” the Notes from the holders. The Notes contain the following put and call features:

Put Option by Holder Upon a Fundamental Change: If a fundamental change (as defined in the Notes) occurs, holders of the notes may require the Company to repurchase for cash all or a portion of the Notes at a repurchase price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest.

Call Option by the Company Upon Provisional and Optional Redemption: At any time and from time to time, the Company may redeem the Notes, in whole or in part, at a redemption price payable in cash equal to 100% of the principal amount, plus any accrued and unpaid interest. If the Company redeems the notes before April 15, 2011, the Company will make an additional “coupon make-whole” payment in cash, which will be equal to the present value of all remaining schedules payments of interest on each note to be redeemed through April 15, 2011.

We analyzed the put (call) features under SFAS 133. SFAS 133 does not require put (call) options that are clearly and closely related to the host contract to be bifurcated from the host contract and accounted for separately. Paragraph 61(d) of SFAS 133 indicates that put (or call) options in debt that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to the debt instrument that requires principal repayments, unless both (1) the debt involves a substantial premium or discount and (2) the put or call option is only contingently exercisable and meets the requirements of paragraph 13 of SFAS 133. Because the embedded put or call feature does not involve a substantial premium or discount, these features are considered to be clearly and closely related to the debt host as long as they meet the requirements of paragraph 13 of SFAS 133.

Per paragraph 13 of SFAS 133, an embedded derivative instrument in which the underlying is an interest rate that alters net interest payments that would otherwise be paid or received on an interest-bearing host contract is considered to be clearly and closely related to the host unless either of the following conditions exists:

a.               The hybrid instrument can contractually be settled in such a way that the investor (holder) would not recover substantially all of its initial recorded investment.

b.              The embedded derivative meets both the following conditions:

(1)          There is a possible future interest rate scenario under which the embedded derivative would at least double the investor’s initial rate of return on the host contract.

(2)          For each of the possible interest rate scenarios under which the investor’s initial rate of return on the host contract would be doubled, would the embedded derivative at the same time result in a rate of return that is at least twice what otherwise would be the then-current market return.

In our case, the holder of the instrument will recover substantially all of its initial investment because it will always receive the principal amount of the Notes plus any accrued or unpaid interest and “coupon make-whole” if the redemption happen prior to April 15, 2011.

The Notes issued by the Company do not have any features that would result in a future interest rate scenario under which the embedded derivative would at least double the investor’s initial rate of return on the host contract. Therefore, the put (call) features are deemed to be clearly and closely related to the debt host and not accounted for separately under SFAS 133.

Beneficial Conversion Features

The Notes were analyzed to determine if there was a beneficial conversion feature in accordance with EITF 98-5 and 00-27.  Beneficial conversion features are conversion options that are in the money at issuance, or upon adjustment to the option, calculated as the intrinsic value (not fair value) at the “commitment date” (as defined in SFAS 133). The value attributable to the beneficial conversion features should be recognized and measured by allocating a portion of the proceeds to additional paid-in-capital, and a discount to the convertible instrument.  We recognized approximately $875,000 beneficial conversion feature at the commitment date.

Since the conversion ratio may adjust upon certain events as described in the Prospectus Supplement (see conversion rate adjustments #1-5), these events may trigger an additional beneficial conversion feature if they would result in the conversion ratio being in-the-money upon adjustment. Therefore, should any of these events occur, the Company will evaluate whether a beneficial conversion feature has occurred that must be accounted for in accordance with EITF 98-5 and 00-27.

Summary

We considered whether the Notes qualify as conventional convertible debt instruments as defined in EITF 05-2 and determined that they are not conventional convertible debt instruments due to the make-whole premium provision which results in a non-fixed conversion ratio.

We then considered the conversion feature of the Notes to determine if it is an embedded derivative and required to be separated from the host contract and accounted for under SFAS 133.  We determined that the conversion feature is not within the scope of SFAS 133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument because the conversion feature is both (1) indexed to its own stock because it meets the provisions of EITF 01-06 and (2) classified in stockholders’ equity in its statement of financial position because it meets the provisions of EITF 00-19.

We also evaluated the make-whole provision of the Notes and determined that this feature is not required to be bifurcated from the debt host contract and separately accounted for under paragraph 11(a) of SFAS 133.  Lastly, we reviewed the put and call features of the notes and determined that these features are clearly and closely related to the debt host and should not be accounted for separately under SFAS 133.